United States Securities and Exchange Commission
September 23, 2022

September 23, 2022

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, NE
Washington, D.C. 20549

Attn:	Alan Campbell
Celeste Murphy

Re:	SmileDirectClub, Inc.
Registration Statement on Form S-3 Filed September 9, 2022
File No. 333-267370

On behalf of our client, SmileDirectClub Inc., a Delaware corporation (the “Company”), we are writing to provide the Company’s response to the comment of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) contained in the Staff’s letter dated September 16, 2022 (the “Comment Letter”), with respect to the Company’s above-referenced Registration Statement on Form S-3, filed on September 9, 2022 (the “Registration Statement”).

The Company has publicly filed via EDGAR Amendment No. 1 to its Registration Statement on Form S-3 (“Amendment No. 1”), which reflects the Company’s response to the comment received by the Staff in the Comment Letter and certain updated information. Capitalized terms used but not defined herein have the meanings set forth in Amendment No. 1 to the Registration Statement.

United States Securities and Exchange Commission
September 23, 2022

Registration Statement on Form S-3
General

1.Your disclosure on page 13 defines selling stockholders as "persons or entities that, directly or indirectly, have acquired, or will from time to time acquire from us, shares of Class A common stock in various private transactions." It appears you are relying on Securities Act Rule 430B(b)(2) to omit the names of additional selling stockholders from the registration statement. Please tell us how you concluded you satisfy the conditions set forth in Rule 430B(b)(2)(i)-(iii).

Please also disclose the aggregate number of shares that you intend to register for resale by the selling stockholders. Refer to Securities Act Rules Compliance and Disclosure Interpretations Questions 228.03 and 228.04. Please also file a revised legal opinion covering that number of shares.

Response: In response to the Staff’s comment, the Company has revised its disclosure on the cover page and pages 1 and 12 of Amendment No. 1.

* * *

Please do not hesitate to contact David J. Goldschmidt at (212) 735-3574 of Skadden, Arps, Slate, Meagher & Flom LLP with any questions or comments regarding this letter.

Sincerely,

/s/ David J. Goldschmidt

cc:	David Katzman, Chief Executive Officer, SmileDirectClub,Inc. Susan Greenspon Rammelt, Chief Legal Officer, EVP, Secretary, SmileDirectClub, Inc.